AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
PICO HOLDINGS, INC.

1.           The Articles of Incorporation of this corporation are hereby amended and restated to read as follows:

ARTICLE I

The name of this corporation is PICO Holdings, Inc.

ARTICLE II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

This corporation is authorized to issue one (1) class of shares, designated as “Common Stock.”  The number of shares of Common Stock authorized to be issued is one hundred million (100,000,000).  The par value of each share is one tenth of one cent (0.001). No Preferred shares shall be authorized.

ARTICLE IV

The corporation reserves the right to amend, alter, or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter prescribed by law, and all rights and powers conferred by these Articles of Incorporation on shareholders, directors and officers are granted subject to this reservation.

ARTICLE V
A. The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

B. The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the Corporations Code) through by-law provisions, agreements with agents, vote of shareholders, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the limits set forth in Section 204 of the Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

ARTICLE VI

A.  The authorized number of Directors of the Corporation shall not be less than five (5) nor more than nine (9) and the exact number of directors initially authorized shall be nine (9). The exact number of Directors may be fixed within the limits specified in this Article VI.A by a resolution adopted by the Board of Directors or by a vote of the holders of a majority of the voting power of the outstanding shares of capital stock entitled to vote. The minimum or maximum number of directors provided in this Article VI.A may be changed only by amendment to these Articles of Incorporation duly adopted by the affirmative vote of the holders of a majority of the voting power of outstanding shares of capital stock entitled to vote and by a resolution duly adopted by the Board of Directors. Subject to the rights of any outstanding series of Preferred Stock, all directors shall be elected by the holders of all outstanding shares of capital stock, voting together as a single class.

B. So long as the Corporation remains a “Listed Corporation” within the meaning of Section 301.5 of the California Corporations Code, the composition of the Board of Directors of the Corporation shall be determined as set forth in this subsection. The Directors shall be divided into three classes, as nearly equal in number as reasonably possible, with the term of office of the first class to expire at the annual meeting of shareholders in 1997, the term of office of the second class to expire at the third annual meeting of shareholders in 1998 and the term of office of the third class to expire at the annual meeting of shareholders in 1999. At each annual meeting of shareholders hereafter, directors shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election. All directors shall hold office until the expiration of the term for which elected, and until their respective successors are elected, except in the case of the death, resignation, or removal of any director.